

Mailstop 3233

February 23, 2018

Via E-mail
Mr. Patrick F. Hart III
Member of the Executive Committee
Frontier Fund Management LLC
c/o Wakefield Funds
25568 Genesee Trail Road
Golden, Colorado 80401

    Re: Equinox Frontier Funds
              Frontier Balance Fund
              Frontier Diversified Fund
              Frontier Heritage Funds
              Frontier Long-Short Commodity Fund
              Frontier Masters Fund
              Frontier Select Fund
              Frontier Winston Fund
              Form 10-K
              Filed March 31, 2017
              File No. 000-51274

Dear Mr. Hart:

We have reviewed your January 29, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2017 letter.

Financial Statements

Footnotes to Financial Statements

1.   We have considered your responses to our prior comments 2, 4 and 5. Please tell us how your current disclosure provides a series investor with a transparent view of the specific

fees being charged on that series, particularly with respect to fees embedded in gains/losses. In your response, explain to us how you have considered the need to provide additional MD&A analysis of these fees in order to achieve this level of transparency.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at 202-551-3799 or Kim McManus at 202-551-3215 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities